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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. _____)*

                             PRINTRAK INTERNATIONAL INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)
                                       74257410
                                    (CUSIP Number)

                       KEVIN MCDONNELL, CHIEF FINANCIAL OFFICER
                             PRINTRAK INTERNATIONAL INC.
                                1240 N. TUSTIN AVENUE
                                  ANAHEIM, CA 92807
                                    (714) 238-2030
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                     MAY 7, 1997
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D

 CUSIP NO. 74257410                                          PAGE 2 OF 5 PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Barry B. White
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                           (b)  / /
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3   SEC USE ONLY
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4   SOURCE OF FUNDS
         OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                              / /
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
         South Carolina, USA
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   NUMBER OF           7    SOLE VOTING POWER
    SHARES                         732,179
                     ----------------------------------------------------------

 BENEFICIALLY          8    SHARED VOTING POWER
   OWNED BY                          -0-
                     ----------------------------------------------------------
     EACH              9    SOLE DISPOSITIVE POWER
  REPORTING                        732,179
                     ----------------------------------------------------------
    PERSON             10   SHARED DISPOSITIVE POWER
     WITH                            -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         732,179
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES / /
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         6.6%
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14  TYPE OF REPORTING PERSON
         IN
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ITEM 1.  SECURITY AND ISSUER

    This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock"), of Printrak International Inc. ("Printrak"), a Delaware corporation. Printrak's principal executive officers which are listed below are located at 1240 N. Tustin Avenue, Anaheim, California 92807.

         - Richard Giles: Chairman of the Board, Chief Executive Officer and President

         -    Kevin P. McDonnell:  Chief Financial Officer

         -    Susanna H. Bennett:  Vice President, Treasurer and Secretary

ITEM 2.   IDENTITY AND BACKGROUND

    This Schedule 13D is being filed by Barry B. White, an individual and
resident of South Carolina.   Mr. White is a citizen of South Carolina, USA.
Mr. White is the President of TFP Inc. ("TFP"), a South Carolina corporation located at 110 Frederick Street, Greenville, South Carolina 29607. Mr. White is also a Vice President and director of Printrak.

    During the last five years, Mr. White has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The 732,179 shares of Common Stock of Printrak were issued to Mr. White in exchange for his 2,168,337 shares of TFP common stock pursuant to an Agreement and Plan of Reorganization and Merger.

ITEM 4.   PURPOSE OF TRANSACTION

    On April 7, 1997, Printrak entered into an Agreement and Plan of Reorganization and Merger (the "Agreement") with TFP Acquisition Corp., a South Carolina corporation and wholly-owned subsidiary of Printrak, and TFP, pursuant to which TFP Acquisition Corp. has merged with and into TFP (the "Merger"). As a result of the Merger, TFP became a wholly-owned subsidiary of Printrak and the outstanding shares and outstanding warrants to purchase shares of TFP Common Stock and Series A Preferred Stock have been converted into an aggregate of 1,399,494 shares of fully paid and non-assessable Common Stock, $.0001 par value, of Printrak, subject to possible adjustment as set forth in the Agreement. The outstanding options to purchase shares of TFP Common Stock have been converted into the right to acquire 116,496 shares of Common Stock of Printrak. The effective date of the merger was May 7, 1997.

    The transaction was consummated for the following reasons: (1) Printrak desired to acquire TFP to realize the strategic benefits and value of combining the technology and services of TFP with Printrak's existing and planned technology to become the total solution provider for the Criminal Justice market; and (2) TFP's management believed that the TFP shareholders would benefit by joining forces with Printrak and participating in a compatible company with broader business opportunities and substantially greater resources.

    Except that Mr. White was elected to the Board of Directors of Printrak on the day following the completion of the merger, Mr. White has no present plans or proposals which would relate to or result in any of the following:

    (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation,
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         involving the issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the issuer;

    (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

    (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

    (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

    As of May 7, 1997 Mr. White was the beneficial owner of shares of Common Stock, which represent in the aggregate 6.6% of the outstanding shares of Common Stock (based on 9,706,628 shares of Common Stock outstanding as of May 2, 1997 plus 1,399,494 shares issued on May 7, 1997 as disclosed by Printrak.) Mr. White has the sole power to vote and the sole power to dispose of the shares. Other than the acquisition of the stock described in
Item 3 above, Mr. White has not made any transaction in the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Printrak and any person with respect to any shares of Common Stock of Printrak, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for the following:

    1. Mr. White entered into a two-year Employment and Non-Competition Agreement (the "Agreement") with Printrak, pursuant to which, Mr. White will hold the positions of President of TFP, Vice
        President of Printrak, and will be a director of TFP. Although the Agreement does not provide for any divisions of profits, Mr. White is eligible for an incentive bonus estimated to be 40% of his 1998 annual salary. The bonus is conditioned upon the attainment of performance goals to be established by TFP and Printrak.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          10.1 Agreement and Plan of Reorganization and Merger (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on April 17, 1997)

          99.1  Employment and Non-Competition Agreement
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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 8, 1997                                        /s/ Barry B. White
                                              --------------------------------
                                                      Barry B. White